

ACT ICA 1940
SECTION 12(d)(1)(A); 7(d)
RULE
PUBLIC AVAILABILITY 7/15/2003

PUBLIC

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

July 15, 2003
Our Ref. No. 2003271437
The France Growth Fund, Inc.
File No. 811-05994

In your letter dated February 4, 2003, you request our assurance that we would not recommend enforcement action to the Commission against The France Growth Fund, Inc. (the "France Growth Fund" or "Fund") under section 12(d)(1)(A) of the Investment Company Act of 1940 (the "1940 Act") if the Fund invests its assets in securities issued by unregistered investment companies that are organized under the laws of, and operated in, France or other European Union member countries ("foreign investment companies") in excess of the limits imposed by section 12(d)(1)(A) of the 1940 Act. In addition, you request our assurance that we would not recommend enforcement action to the Commission against the France Growth Fund or the foreign investment companies under section 7(d) of the 1940 Act if the foreign investment companies offer and sell their securities to the Fund in the manner described in your letter.[1]

PROCESSED
JUL 16 2003
THOMSON FINANCIAL

I. FACTS

You state that the France Growth Fund is a diversified closed-end management investment company that is registered under the 1940 Act. You state that the Fund commenced investment operations in 1990, and has assets of approximately $80 million. The Fund is not currently engaged in a public offering of its shares.[2] You represent that the Fund currently has an investment objective of achieving long-term capital appreciation through investment primarily in French equity securities. You state that the Fund also may invest up to 10% of its total assets in non-French Western European equity securities.

You state that the France Growth Fund intends to continue to invest its assets primarily in the securities of French operating companies. You state that the Fund, however, would like to supplement these holdings with investments in a select number of French mutual funds, as well as mutual funds organized under the laws of other European Union Member States, and that the offer and sale of their securities in the United States would be conducted in a manner so as not to require them to be registered under the 1940 Act. None of the foreign investment companies is registered as an investment company under the 1940 Act.

You state that the France Growth Fund believes that investment in foreign investment companies with investment objectives and policies that are comparable with those of the Fund would enable the Fund to gain strategic exposure to a range of investment styles and strategies and more broadly diversify its portfolio than would be possible through direct investment in

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[1] Telephone conversation among Eric S. Purple of the staff and Margaret A. Bancroft and John V. O'Hanlon of Dechert LLP, counsel to the France Growth Fund, on July 3, 2003, as supplemented by a telephone conversation between Eric S. Purple and John V. O'Hanlon on July 15, 2003 (together the "July telephone calls").

[2] July telephone calls.

individual operating companies only. You state that the Fund believes that those investments would provide enhanced diversification on a cost-effective basis and thus would benefit the Fund's shareholders. You represent that the Fund will treat its holdings in securities issued by any foreign investment company as if they were subject to the diversification limitations for "other securities" contained in section 5(b)(1) of the 1940 Act.[3] In particular, the France Growth Fund will invest at least 75% of its total assets in, among other things, securities of foreign investment companies, limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the Fund, and to not more than 10% of the outstanding voting securities of the issuer.

You state that the Fund believes that its investment strategy would best be served by making investments in a few select foreign investment companies in excess of the limitations imposed by section 12(d)(1)(A) of the 1940 Act (the "Proposed Transactions"). You also state that the Proposed Transactions may raise a concern under Section 7(d) of the 1940 Act because the foreign investment companies are not registered under the 1940 Act.

II. ANALYSIS

A. Section 12(d)(1)(A)

Section 12(d)(1)(A) of the 1940 Act, in pertinent part, prohibits a registered investment company from acquiring the securities of another investment company, if immediately after the acquisition: (1) the acquiring company owns more than 3% of the outstanding voting stock of the acquired company; (2) the value of the securities of the acquired company exceeds 5% of the acquiring company's total assets; or (3) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of the acquiring company's total assets. Section 12(d)(1) was intended to prevent the abuses inherent in the pyramiding of ownership caused by one investment company owning the shares of another.[4]

You assert that the Proposed Transactions are consistent with the policies and purposes underlying section 12(d)(1)(A) of the 1940 Act even though the Fund proposes to acquire securities issued by foreign investment companies in excess of the limitations imposed by the

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[3] July telephone calls.

[4] See *Hearings Before House Subcomm. of the Comm. on Interstate and Foreign Commerce on H.R. 10065*, 76th Cong., 3d Sess. at 112 (1940). The abuses include: (1) the pyramiding of voting control in the hands of persons that owned only a nominal stake in the acquired company; (2) the ability of the acquiring company to exercise undue influence over the adviser of the acquired company through the threat of large-scale redemptions and the concomitant loss of advisory fees received by that adviser; (3) the difficulty of investors appraising the true value of their investments due to the complex structures involved; and (4) the layering of sales charges, advisory fees, and administrative costs. See *Public Policy Implications of Investment Company Growth*, H.Rep. No. 2337, 89th Cong., 2d Sess. (1966).

section. In essence, you contend that, in the context of a registered investment company acquiring securities issued by a foreign investment company, a foreign investment company should be treated like a 3(c)(7) Fund[5] for purposes of section 12(d)(1)(A) of the 1940 Act. You note that when Congress adopted section 3(c)(7), as part of the National Securities Markets Improvement Act of 1996, it limited the extent to which, among other things, a 3(c)(7) Fund could acquire the securities issued by a registered investment company, but it did not limit the extent to which a registered investment company could acquire the securities issued by a 3(c)(7) Fund. You essentially contend that Congress did not limit a registered investment company's investment in 3(c)(7) Funds because those investments do not raise the concerns underlying section 12(d)(1)(A). You believe that a foreign investment company is indistinguishable from a 3(c)(7) Fund for purposes of section 12(d)(1)(A) and, accordingly, section 12(d)(1)(A) should not limit the Fund's investments in any foreign investment company. Finally, you assert that certain of the concerns underlying section 12(d)(1)(A) also are addressed by the representations listed below.

B. Section 7(d)

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law (a "non-U.S. investment company") from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell, or deliver after sale, in connection with a public offering, any security of which it is the issuer. The section similarly prohibits an underwriter for a non-U.S. investment company from engaging in those activities. The Commission has stated that section 7(d) generally prohibits a non-U.S. investment company from using the mails or other means of interstate commerce to publicly offer its securities in the United States or to U.S. persons.[6]

You essentially contend that the foreign investment companies would not offer or sell their securities directly to the United States public in contravention of section 7(d) of the 1940 Act by participating in the Proposed Transactions. You argue, in essence, that the foreign investment companies' offer and sale of their securities to the Fund would not violate section 7(d) because the Fund: (1) would only purchase securities issued by foreign investment companies that do not offer securities to U.S. persons outside of the scope of section 3(c)(7); (2)

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[5] A "3(c)(7) Fund" is an issuer: (1) whose outstanding securities are owned exclusively by persons who, at the time of the acquisition of those securities, are qualified purchasers as defined in section 2(a)(51) of the 1940 Act; and (2) that is not making, and does not propose to make, a public offering of its securities. Such issuers are excluded from the definition of investment company by section 3(c)(7) of the 1940 Act, except for purposes of the limitations in sections 12(d)(1)(A)(i) and (B)(i) of the 1940 Act relating to (a) their acquisition of securities issued by any registered investment company and (b) the sale of any security issued by any registered open-end investment company to any 3(c)(7) Fund. Section 3(c)(7)(D).

[6] See Use of Internet Web Sites To Offer Securities, Solicit Securities Transactions, or Advertise Investment Services Offshore, SEC Rel. No. IC-23071 (Mar. 23, 1998).

is a qualified purchaser, as defined in section 2(a)(51) of the 1940 Act; and (3) would purchase securities issued by a foreign investment company only in a private placement.[7]

You state that the Proposed Transactions may raise a concern that the foreign investment companies would violate section 7(d) of the 1940 Act by offering their securities indirectly to the United States public through the Fund. You essentially contend that the staff's positions under sections 3(c)(1) and 48(a) of the 1940 Act relating to two-tiered private investment company structures should serve as the basis for analyzing whether a foreign investment company has made an indirect offering of its securities.[8] You do not, however, explain how a foreign investment company could make an indirect public offering of its shares in the United States through the France Growth Fund, in light of the fact that the Fund commenced operations in 1990 as a closed-end fund, and is not currently engaged in a public offering of its shares. Nor do you address the circumstances in which the Fund would be acting as an underwriter that is engaged in the distribution of a foreign investment company's securities.[9]

Accordingly, we take no position as an interpretive matter under section 7(d) as to whether the offer or sale of a foreign investment company's securities to the France Growth Fund would constitute an indirect public offering or sale of the foreign investment company's securities in the United States, or would result in the Fund acting as an underwriter for a foreign investment company. You essentially argue, however, that the concerns underlying section 7(d)

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[7] We previously have agreed that section 7(d) of the 1940 Act does not prohibit a non-U.S. investment company from conducting a private U.S. offering within the scope of section 3(c)(7) simultaneously with an off-shore public offering. See Goodwin, Proctor & Hoar (pub. avail. Feb. 28, 1997). See also Touche, Remnant & Co. (pub. avail. Aug. 27, 1984). We note that a non-U.S. investment company would not, however, constitute a 3(c)(7) Fund unless all of its shareholders, regardless of whether they are U.S. persons, were qualified purchasers at the time that they invested in the company, and the company did not make any public offering of its shares in the United States or offshore.

[8] Section 48(a) makes it unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under any provision of the 1940 Act, or any rule, regulation, or order thereunder. In discussing section 48(a), you do not address the presence of the word "indirectly" in section 7(d) itself, or the circumstances in which the Fund's shareholders could be deemed to be the owners of the securities issued by a foreign investment company.

[9] See Section 2(a)(40) of the 1940 Act (definition of underwriter), Section 2(a)(11) of the Securities Act of 1933 ("Securities Act") (definition of underwriter), and Rule 140 under the Securities Act (definition of "distribution" in section 2(a)(11) for certain transactions). See also Letter from Richard Breeden, Chairman, U.S. Securities and Exchange Commission, to John Dingell, Chairman, Committee on Energy and Commerce, U.S. House of Representatives (pub. avail. June 2, 1993) (discussing application of Rule 140 to the hub-and-spoke structure).

are addressed by the limitations that the France Growth Fund will impose on its investments in securities issued by a foreign investment company, and the other representations listed below.[10]

III. CONCLUSION

Based upon the facts and representations that are set forth in your letter, and the July telephone calls, we would not recommend enforcement action to the Commission against the France Growth Fund under section 12(d)(1)(A) if the Fund purchases securities issued by foreign investment companies in excess of the limitations imposed by section 12(d)(1)(A).[11]

Our position is based particularly on your representations that:

- The Fund's board of directors will monitor the overall appropriateness of the Fund's fee structure (including sales charges, advisory fees, and administrative costs) in light of the Proposed Transactions. The Fund's board, including a majority of its independent directors, will not authorize the payment of any investment advisory fee by the Fund to its investment adviser unless the fee is based on services that are in addition to, rather than duplicative of, the advisory services that the Fund has received indirectly through its ownership of the securities issued by the foreign investment companies;[12]

- The Fund will invest only in securities issued by foreign investment companies that do not themselves own securities issued by other investment companies;

- Prior to engaging in the Proposed Transactions, the Fund will issue a press release that announces the Fund's intention to invest in securities issued by foreign investment companies, and that will contain concise, plain English disclosure designed to inform investors of the unique characteristics of the proposed ownership structure, including, but not limited to, its expense structure and the added expenses of investing in foreign investment companies. The Fund will provide similar disclosure in its annual and semi-annual reports to shareholders, and in any prospectus used subsequent to the date of this letter; and[13]

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[10] July telephone calls.

[11] You have not asked for and we do not express our views on the circumstances in which the Proposed Transactions would implicate the prohibitions contained in section 17(a) of the 1940 Act. We also note that the acceptance by any affiliated person of the Fund, as defined in section 2(a)(3) of the 1940 Act, or any affiliated person of such a person, acting as agent, of compensation for the Fund's purchase of the securities issued by the foreign investment companies could implicate section 17(e)(1) of the 1940 Act.

[12] July telephone calls.

[13] Id.

- The Fund is a closed-end investment company.

Similarly, we would not recommend enforcement action against the Fund or the foreign investment companies under section 7(d) if the foreign investment companies offer and sell their securities to the Fund as described in your letter.

Our position is based particularly on your representations that:

- The Fund is a closed-end investment company;

- The Fund will not make any "in kind" distribution to its shareholders of the securities issued by foreign investment companies;

- The securities issued by foreign investment companies that the Fund will purchase will be issued only by foreign investment companies that have conducted offerings of their securities in the United States or to U.S. persons in accordance with the provisions of section 3(c)(7) of the 1940 Act; and

- The Fund will treat its holdings in securities issued by foreign investment companies as if they were subject to the diversification limitations for "other securities" contained in section 5(b)(1) of the 1940 Act.

Because our positions are based on all of the facts and representations made in your letter and in the July telephone calls, you should note that any different facts or circumstances might require a different conclusion. Further, these positions express our positions only with respect to enforcement action, and do not express any legal conclusion on the issues presented.



Eric S. Purple
Senior Counsel



Direct Tel: (212) 698.3590
Direct Fax: (212) 698.3599
Margaret.Bancroft@dechert.com

February 4, 2003

Sections 12(d)(1)(A) and 7(d) of the
Investment Company Act of 1940

BOSTON
BRUSSELS
FRANKFURT
HARRISBURG
HARTFORD
LONDON
LUXEMBOURG
NEW YORK
NEWPORT BEACH
PARIS
PHILADELPHIA
PRINCETON
SAN FRANCISCO
WASHINGTON

VIA FEDERAL EXPRESS

Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Investments in Non-U.S. Funds by The France Growth Fund, Inc.

Dear Mr. Scheidt:

As counsel to The France Growth Fund, Inc. (the "Fund"), we are writing to seek assurance that the staff of the Division of Investment Management would not recommend enforcement action to the Commission under Sections 12(d)(1)(A) and 7(d) of the Investment Company Act of 1940, as amended (the "1940 Act"), if the Fund purchases securities issued by certain unregistered funds in excess of the limits prescribed by Section 12(d)(1)(A). As set forth more fully below, we believe that such transactions (the "Proposed Transactions") are consistent with the policies and purposes underlying Sections 7(d) and 12(d)(1)(A), and therefore believe that it would be appropriate for the Division staff to take the position requested.

I. The Fund

The Fund is a diversified closed-end management investment company registered under the 1940 Act. The Fund commenced operations in 1990, and has assets of approximately $80 million. The Fund's investment objective is long-term capital appreciation through investment primarily in French equity securities. The Fund may also invest up to 10% of its total assets in publicly traded equity securities of non-French Western European issuers.

The Fund intends to continue to invest its assets primarily by making direct investments in the securities of French operating companies. The Fund wishes to supplement these holdings, however, by also investing in a select number of French mutual funds, as well as mutual funds organized under the laws of other European Union ("EU") Member States. Each of these non-U.S. funds would be offered and sold in such a manner so as to not require it be registered under the Investment Company Act of 1940 (the "Unregistered Funds")[1]. The Fund believes that investment in Unregistered Funds with investment

[1] See discussion under Part B, Section 7(d). The Unregistered Funds organized under French law would be organized as Societies d' Investissment a Capital Variable ("SICAVS") or as Fonds

Law Offices of Dechert LLP
30 Rockefeller Plaza • New York, NY 10112-2200 • Tel: 212.698.3500 • Fax: 212.698.3599 • www.dechert.com

objectives and policies that are compatible with those of the Fund would enable the Fund to gain strategic exposure to a range of portfolio styles and strategies and more broadly diversify its portfolio than would be possible through direct investment in individual operating companies only. The Fund believes that the Proposed Transactions would provide this enhanced diversification on a cost-effective basis, and thus would benefit the Fund's shareholders.

The Fund believes that its investment strategy would best be served by making investments in a few select Unregistered Funds in amounts that exceed the limits on such investments prescribed by Section 12(d)(1)(A). Because the Fund is a diversified fund, the amount of its assets that it may invest in any one Unregistered Fund, and the amount of such Unregistered Fund's outstanding securities that the Fund may hold, are separately restricted under Section 5(b) of the Act.[2]

II. Analysis

A. Section 12(d)(1)(A)

We do not believe that the Proposed Transactions raise regulatory concerns that are different from those raised by investments by registered funds in U.S. funds that are excepted from registration under the 1940 Act. Accordingly, we believe that the Proposed Transactions should be treated, for purposes of Section 12(d)(1)(A), in a similar manner.

Section 12(d)(1) was added to the 1940 Act in 1970 to address abuses that arose in connection with fund of funds structures. Section 12(d)(1) is intended to restrict the "pyramiding" of investment companies by limiting the purchase of a registered investment company's securities by any investment company (whether or not registered), and the purchase of securities of any investment company (whether or not registered) by a registered investment company.[3]

Commun de Placement ("FCPs"). The general framework of the regulations applicable to French mutual funds, such as SICAVS and FCPs, is laid down by the Commission des Operations de Bourse, or COB, as it is commonly known, in COB Regulation No. 89-02 (as modified) and No. 98-05 and COB instructions of December 15, 1998 and November 3, 1998. The Unregistered Funds organized outside of France would, in every instance, meet the definition of an Undertaking for Collective Investment in Transferable Securities, better know as a UCIT, according to an original directive authorizing the establishment of UCITS published by the European Union ("EU") Council on December 29, 1985 (Council Directive 85/611/EEC, 1985 O.J.L 375) as augmented by an EU Counsel directive which came into force on February 13, 2002 (Counsel Directive 2001/108/EC, 2002 O.J. (L41) 35).

2 Section 5(b)(1) of the 1940 Act defines a diversified company as one that, as to at least 75% of its assets (exclusive of cash, cash items, and government securities), invests no more than 5% of its total assets in any one issuer and owns no more than 10% of the outstanding voting securities of that issuer.

3 As relevant here, Section 12(d)(1)(A) provides: "It shall be unlawful for any registered investment company (the "acquiring company") . . . to purchase or otherwise acquire any security issued by any other investment company (the "acquired company") if the acquiring company . . . immediately after such purchase or acquisition owns in the aggregate (i) more than

Sections 3(c)(1) and 3(c)(7) of the 1940 Act each exclude from the definition of "investment company", and therefore from registration under the 1940 Act, investment funds that do not offer their securities publicly and that otherwise meet the requirements of the section ("private funds").[4] Prior to 1996, Section 12(d)(1) generally did not restrict investments by registered funds in private funds, or by private funds in registered funds. This resulted from the fact that private funds were not "investment companies" for purposes of the provision.[5]

This "loophole" in Section 12(d)(1) was closed by the enactment in 1996 of the National Securities Markets Improvement Act ("NSMIA"). NSMIA amended the 1940 Act to permit, in effect, registered investment companies to invest in private funds outside the scope of Section 12(d)(1), while subjecting private funds to the restrictions of Section 12(d)(1) with respect to their investments in registered investment companies.[6]

The sole focus of the 1996 amendments was to ensure that private funds could not acquire shares of registered funds in excess of the limitations established by Section 12(d)(1)(A).[7]

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three percent of the total outstanding voting stock of the acquired company; (ii) securities issued by the acquired company having an aggregate value in excess of five percent of the value of the total assets of the acquiring company; or (iii) securities issued by the acquired company and all other investment companies . . . having an aggregate value in excess of 10 percent of the value of the total assets of the acquiring company."

[4] Section 3(c)(1) excepts from the definition of investment company any fund whose outstanding voting securities are beneficially owned by not more than 100 persons and that does not publicly offer its securities. Section 3(c)(7) excepts from the definition of investment company any fund that offers its securities on a non-public basis to an unlimited number of investors that are "qualified purchasers". The term "qualified purchaser" includes (i) individuals and certain family companies that have not less than $5 million in "investments", as defined in regulations under the 1940 Act; (ii) certain trusts if both the trustee or other person with investment discretion and all settlors or other contributors are qualified purchasers; and (iii) other persons (*e.g.*, a company) that own and invest on a discretionary basis not less than $25 million in "investments", as defined in regulations under the 1940 Act.

[5] By operation of the "attribution provisions" of pre-1996 Section 3(c)(1), certain Section 3(c)(1) funds were deemed to be investment companies for purposes of Section 12(d)(1) (i.e., those Section 3(c)(1) funds that had large security holders, but those holders did not have more than ten percent of their assets in Section 3(c)(1) issuers).

[6] NSMIA added the following language to Section 3(c)(1):

Such issuer [i.e. a Section 3(c)(1) fund] shall be deemed to be an investment company for purposes of the limitations set forth in subparagraphs (A)(i) and (B)(i) of Section 12(d)(1) governing the purchase or other acquisition by such issuer of any security issued by any registered investment company and the sale of any security issued by any registered open-end investment company to any such issuer.

NSMIA also added Section 3(c)(7) to the 1940 Act, and subjected Section 3(c)(7) funds to Section 12(d)(1) in the same manner as Section 3(c)(1) funds.

[7] House Report No. 104-622 states that the language added to Section 3(c)(1) would mean that "...Section 3(c)(1) funds may not purchase more than three percent of any registered investment company's securities." The report also stated that the similar language contained in Section 3(c)(7) would prevent Section 3(c)(7) funds from purchasing more than three percent of any registered fund's securities.

The change in treatment of private funds effected by NSMIA reflected the view that the policy concerns regarding funds of funds that Section 12(d)(1) is intended to address are not present when a registered investment company invests in a private fund, but are present when a private fund invests in a registered fund. This view was initially articulated by the Division of Investment Management in its 1992 report entitled Protecting Investors: A Half Century of Investment Company Regulation (the "1992 Report"). In the 1992 Report, the Division stated:

> In addition, the Division believes that investments by registered investment companies in section 3(c)(1) issuers should not be constrained by section 12(d)(1). Any anti-pyramiding concerns raised in this context are minimized by the other provisions of the Act regulating the conduct of registered funds. Investments by registered investment companies in section 3(c)(1) issuers, for example, are governed by the conflict-of-interest provisions of section 17 of the Act as well as those concerning breaches of fiduciary duty by the registered company's investment adviser under section 36. The latter could come into play where investments in section 3(c)(1) issuers result in unnecessary duplication of fees or expenses. * * * * Removing section 12(d)(1)'s restrictions in connection with investments by registered investment companies in section 3(c)(1) issuers would eliminate unnecessary constraints without compromising important investor protections. [8]

1. Application of Section 12(d)(1)(A) to Investments in Non-U.S. Funds

As noted above, the staff has taken the position that registered funds should be permitted to invest in private funds outside the scope of Section 12(d)(1)(A), because such investments do not raise the concerns that Section 12(d)(1(A) is intended to address. This view was implemented by the amendments to the 1940 Act effected by NSMIA. While the 1992 Report did not address investments by registered funds in non-U.S. funds, we do not believe that there is a policy rationale to distinguish between investments in private funds and non-U.S. funds for purposes of Section 12(d)(1)(A). As with a registered fund's investment in private funds, any anti-pyramiding concerns raised by such fund's investment in non-U.S. funds are minimized by the other provisions of the 1940 Act regulating the conduct of registered funds.

a. Concerns Underlying the Limits in Section 12(d)(1)

Congress intended for the restrictions in Section 12(d)(1) to address certain abuses perceived to be associated with the pyramiding of investment companies, including: (i) unnecessary duplication of costs (such as sales loads, advisory fees, and administrative costs); (ii) diversification without any clear benefit; (iii) undue influence by a fund holding company over its underlying funds; (iv) the threat of large scale redemptions of the securities of the underlying investment companies; and (v) unnecessary complexity. The

[8] 1992 Report at 108-109.

SEC identified these abuses in its 1966 report to Congress, titled *Public Policy Implications of Investment Company Growth* (the "PPI Report").[9]

i. Duplicative Fees and Expenses

The PPI Report found that, at the time of the study, all funds of funds subjected their investors to two layers of advisory fees.[10] The PPI Report also found that investors in a fund of funds with a sales load were potentially subjected to two layers of sales charges: one on their purchases of shares of the fund of funds, and a second sales charge when that fund of funds purchased shares in an underlying load fund. In light of these factors, the PPI Report found that the layered costs of a fund of funds were significantly higher than the costs of an ordinary mutual fund.[11]

The Proposed Transactions potentially raise concerns with respect to layering of fees. As in the case of investments in private funds, however, other provisions of the 1940 Act, such as Section 36, adequately address such concerns.[12] The Fund's Board of Directors is aware that this is an issue and it will monitor the overall appropriateness of the Fund's fee structure in the context of the fiduciary duty that the board owes to shareholders.

ii. Undue Influence

The PPI Report discussed pyramiding of control as a potential abuse associated with funds of funds, expressing concern over a fund of funds exercising voting control over its underlying funds. The PPI Report also stated that a fund of fund's sizeable share percentage ownership of an underlying fund could present the management of the underlying fund with the threat of the loss of advisory fees as the result of large redemptions.[13]

The concern expressed in the PPI Report related to the impact of fund of fund structures on underlying *registered* funds. NSMIA's 1996 amendments to Section 12(d) made clear that Congress was not concerned about the impact of fund of fund structures on unregistered private funds, which do not benefit from the protections of the 1940 Act. For the same reasons, we do not believe that the drafters of Section 12(d)(1)(A) intended the provision to

9 Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966) ("PPI Report").

10 PPI Report at 318.

11 PPI Report at 319-20.

12 Section 36(b) of the 1940 Act imposes a fiduciary duty on an investment adviser to a registered investment company with respect to the amount of compensation the adviser and its affiliates receive from the investment company and its shareholders. Both the Commission and any shareholder are authorized to bring an action for breach of this duty against the adviser, an affiliated person of the adviser, or any other person listed in Section 36(a), such as a fund's officers and directors, who has a fiduciary duty with respect to such compensation.

13 PPI Report at 314-19.

protect unregistered non-U.S. funds from concerns raised by investments by registered funds.

iii. Threat of Large-Scale Redemptions

The PPI Report expressed concern about the impact that the threat of large scale redemptions may have on the orderly management of an underlying fund.[14] Again, we submit that the focus of concern in this regard involved underlying *registered* funds, and that Congress did not intend for Section 12(d)(1)(A) to provide protections for unregistered non-U.S. funds.

iv. Diversification

In 1966, the PPI Report found that the diversification benefits for funds of funds were "largely illusory" -- that ordinary mutual funds were themselves diversified, and that funds of funds merely created "diversification upon diversification" that did not result in "greater safety in proportion to the number of layers imposed on the original investment."[15]

We note that the conclusion of PPI Report on this issue is not supported by the development of funds of funds since 1966, and it does not reflect current investing approaches to constructing investment portfolios composed of, for example, several types of mutual funds. Moreover, we do not believe that this concern is raised by the Proposed Transactions. The Fund would engage in the Proposed Transactions as an effective means of better diversifying its existing portfolio.

v. Complex Structures

Finally, the PPI Report expressed concern that the popularity of funds of funds could lead to the creation of more complex investment vehicles that would not serve any meaningful purpose.[16] We submit that the Proposed Transactions do not raise this concern. The Fund seeks to invest in Unregistered Funds solely as a means to diversify its portfolio. The Fund will not invest in Unregistered Funds that themselves invest in other investment companies.

In conclusion, we do not believe that the Proposed Transactions raise regulatory concerns that are different from those raised by investments in unregistered U.S. funds by registered funds. Accordingly, we believe that the Proposed Transactions should be treated, for purposes of Section 12(d)(1)(A), in a manner similar to investments by registered funds in U.S. funds excepted from registration under the 1940 Act.

B. Section 7(d)

Section 7(d) of the 1940 Act prohibits an investment company organized outside of the United States from making a public offering of its shares in the United States unless the

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[14] PPI Report at 315-18.

[15] PPI Report at 320.

[16] PPI Report at 321.

Commission issues an order permitting the non-U.S. fund to register under the 1940 Act. Because the funds in which the Fund would invest are not registered under the 1940 Act, the Proposed Transactions may raise a concern that such funds would be offering securities indirectly to the U.S. public through the Fund, in contravention of Section 7(d). As discussed in more detail below, we believe that the Unregistered Funds in which the Fund invests should not be "integrated" with the Fund for purposes of determining compliance with Section 7(d).

1. The Unregistered Funds would be exempt from registration

It has been the long-standing position of the staff that for purposes of the registration requirements of the 1940 Act, non-U.S. funds should be treated in the same manner as private funds. The staff has stated that a non-U.S. fund may conduct a private offering of its securities in the United States consistent with either Section 3(c)(1) or Section 3(c)(7), without triggering the registration requirements of the 1940 Act.[17] The rationale for the staff's position is the staff's belief that the relevant provisions of the 1940 Act reflect a determination that non-U.S. funds that access the U.S. market should be subject to the same type and degree of regulation that applies to U.S. investment companies.[18] In Goodwin Procter, IFIC, and Touche Remnant, the staff concluded that the fact that a non-U.S. fund offered its shares publicly outside the United States does not serve to vitiate the fund's ability to utilize either Section 3(c)(1) or Section 3(c)(7) to offer and sell shares in private placements to U.S. persons.

Because the Fund (i) is a qualified purchaser (the Fund invests more than $25 million in "investments"); (ii) would purchase the securities of each Unregistered Fund in a private placement; and (iii) would only invest in Unregistered Funds that do not offer securities to U.S. persons outside the scope of Section 3(c)(7), each Unregistered Fund selected by the Fund would be deemed to be a Section 3(c)(7) fund for purposes of the registration provisions of the 1940 Act, and thus would be excepted from registration under the 1940 Act.

2. The Unregistered Funds should not be integrated with the Fund

Section 48(a) of the 1940 Act prohibits any person from doing, directly or indirectly, any act through, or by means of, any other person that would be unlawful for the person to do directly under the 1940 Act.[19] Congress created this provision to allow the Commission to analyze business structures that have no business purpose other than to evade the 1940

[17] *See, e.g.*, Goodwin, Procter & Hoar, SEC No-Action Letter (Feb. 28, 1997) ("Goodwin, Procter"); Investment Funds Institute of Canada, SEC No-Action Letter (Mar. 4, 1996) ("IFIC"); Touche, Remnant & Co., SEC No-Action Letter (Aug. 27, 1984) ("Touche Remnant").

[18] Goodwin, Procter.

[19] Section 48(a) provides that "[i]t shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this title or any rule, regulation, or order thereunder."

Act.[20] In effect, Section 48(a) permits the Commission to "look through" a transaction or multi-tiered structure if it is a sham or conduit formed or operated for no other purpose than circumventing the requirements of any provision of the 1940 Act. Section 48(a) is the statutory basis for analyzing transactions in the context of "integration" with respect to Sections 3(c)(1) and 3(c)(7), and in the case of a non-U.S. fund, Section 7(d).[21]

In previous no-action letters, the staff has expressed concern that the Section 3(c)(1) exception might be manipulated to permit sham, multi-tiered transactions designed to avoid the provisions of the 1940 Act.[22] The legislative history of Section 3(c)(1) indicates that Section 3(c)(1) was designed to:

> ensure that an investment company issuer cannot evade the requirements of the [1940 Act] simply by using one or more other companies to purchase blocks of its securities and, in turn, sell those companies securities to investors, *i.e.*, . . . act as conduits for distribution of the investment company's securities. Section 3(c)(1) was intended to exclude from the [1940 Act] private companies in which there is no significant public interest.[23]

While these letters have addressed Section 3(c)(1), the staff's position applies equally to integration issues under Sections 3(c)(7) and 7(d). The staff generally has taken the position that a top-tier fund would be counted as one beneficial owner of the bottom-tier fund (*i.e.*, the individual investors of the top-tier fund would not be counted as separate beneficial owners of the bottom-tier fund in which the top-tier fund invests), and not formed for the purpose of circumventing the 1940 Act, if the top-tier fund does not invest more than 40% of its committed capital in any one bottom-tier fund.[24]

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[20] *See, e.g.*, Cornish & Carey Commercial, Inc., SEC No-Action Letter (pub. avail. June 21, 1996) ("Cornish Letter"); WR Investment Partners, SEC No-Action Letter (pub. avail. Apr. 15, 1992); Tyler Capital Fund, L.P./South Market Capital, SEC No-Action Letter (pub. avail. Sept. 28, 1987); Railbox Company, SEC No-Action Letter (pub. avail. Oct. 29, 1984).

[21] *See, e.g.*, Shoreline Fund, L.P., SEC No-Action Letter (pub. avail. Apr. 11, 1994) ("Shoreline Fund"); Monument Capital Management, Inc., SEC No-Action Letter (pub. avail. July 12, 1990) ("Monument Capital").

[22] *See, e.g.*, Handy Place Investment Partnership, SEC No-Action Letter (pub. avail. July 19, 1989) (citing to H.R. Rep. No. 96-1341 (1980)) ("Handy Letter"); Kohlberg Kravis Roberts & Co., SEC No-Action Letter (pub. avail. Sept. 9, 1985); CMS Communications Fund L.P., SEC No-Action Letter (pub. avail. Apr. 17, 1987). Further, the Staff has required "integration" of separate Section 3(c)(1) entities if it appears that the separate offerings do not present investors with materially different investment opportunities. *See, e.g.*, Shoreline Fund; Monument Capital.

[23] *See* Handy Letter.

[24] *See* Cornish Letter. The Staff has stated, however, that the 40% capital limitation is not a statutory requirement and failure to comply with it would not automatically place a private investment company in violation of the 1940 Act. Specifically, in the *Cornish Letter*, the Staff stated, "while the percentage of an issuer's assets invested in another 3(c)(1) company is relevant . . . exceeding a specified percentage level, by itself, is not determinative."

The staff also has taken the position that if an entity is managed as a device for facilitating the individual investment decisions of its securityholders, then the entity's owners should be deemed to be the beneficial owners of that entity's investment in any issuer relying on Section 3(c)(1).[25] Thus, a bottom-tier entity would have to "look through" a top-tier entity where the individual equity owners of the top-tier entity are empowered to determine whether the top-tier entity should invest in the bottom-tier entity or to determine how much of each equity owner's contributed capital should be invested in the bottom-tier fund.

As noted above, the Fund commenced operations in 1990, and has only now determined to make investments in Unregistered Funds. Thus, the Fund clearly was not formed to circumvent the requirements of the 1940 Act. Moreover, due to the Fund's diversification requirements, the Fund will be limited both in the amount of its assets that it may invest in any one Unregistered Fund, and in the amount of the outstanding voting securities that it may hold of any one Unregistered Fund. In addition, the Fund is managed on a collective basis, and is not managed as a device for facilitating individual investment decisions on behalf of its investors. An interest in the Fund is a *bona fide* investment separate from interests in the Unregistered Funds that the Fund will hold from time to time. While the Fund would offer indirect access to Unregistered Funds to investors who could not purchase such funds directly, the same is true of the investment policies of many open-end and closed-end funds that invest in unregistered securities, such as, for example, country funds, senior income funds, money market funds and other funds that buy classes of securities which are not registered.[26]

Accordingly, we believe that the Proposed Transactions (i) would not violate or contravene any section of the 1940 Act directly or indirectly under Section 48(a), and (ii) are consistent with staff no-action positions addressing the integration issue. We believe, therefore, that the Fund should not be integrated with the Unregistered Funds in which it proposes to invest.

C. Conclusion

For the reasons discussed above, we respectfully request that the Division staff assure us that it would not recommend enforcement action to the Commission under Sections

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[25] *See, e.g.*, PanAgora Group Trust, SEC No-Action Letter (pub. avail. Apr. 29, 1994) ("PanAgora") (In the case of a defined contribution plan in which the participants may decide whether and how much to invest in a particular Section 3(c)(1) fund, the number of plan participants, and not the plan as a whole, would count toward the 100 person limit.). *See also*, The Standish, Ayer & Wood, Inc. Stable Value Group Trust, SEC No-Action Letter (pub. avail. Dec. 28, 1995) ("Standish Ayer") (A 401(k) plan would be treated as a single investor for purposes of Section 3(c)(1) if the plan sponsor established general categories, for example, event-driven hedge funds, stable value funds, venture capital, etc., which could be elected by self-directing participants, while the actual investment choices were made, without direction from or consultation with the participants, by the plan fiduciary).

[26] The Fund recognizes that there may be regulatory concerns raised if the Fund were to make "in kind" distributions to the Fund's shareholders of securities issued by Unregistered Funds. To address this concern, the Fund represents that it will not make such distributions.

12(d)(1)(A) and 7(d) of the 1940 Act if the Fund engages in the Proposed Transactions as described herein.

*   *   *

In accordance with Securities Act Release No. 6269 (Dec. 5, 1980), we have enclosed seven additional copies of this no-action request. Please contact Margaret A. Bancroft at 212-698-3590, or John V. O'Hanlon at 617-728-7111, if you have any questions regarding this request.

Very truly yours,



Margaret A. Bancroft